UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                NANOSENSORS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    63008X107
                                 (CUSIP Number)

                                 DR. TED L. WONG
                              c/o NanoSensors, Inc.
                           1800 Wyatt Drive, Suite #2
                              Santa Clara, CA 95054
                                 (408) 855-0051
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                January 12, 2005
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  63008X107


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1)       Name of Reporting Person - I.R.S. Identification No. of person
         (entities only).
         Dr. Ted L. Wong
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2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                 (a) [ ]
                 (b) [ ]
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3)       SEC Use Only

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4)       Source of Funds (See Instructions)
         PF (See Item 3)
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5)       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)     [ ]
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6)       Citizenship or Place of Organization
         U.S.A.
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                     7)     Sole Voting Power
                            2,200,000

NUMBER               8)     Shared Voting Power
OF SHARES                   0
BENEFICIALLY
OWNED BY             9)     Sole Dispositive Power
EACH                        2,200,000
REPORTING
PERSON WITH          10)    Shared Dispositive Power
                            0

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,200,000
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12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
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13)      Percent of Class Represented by Amount in Row (11)
         10.7%
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14)      Type of Reporting Person (See Instructions)
         IN
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Item 1.           Security and Issuer

         The class of equity security to which this statement relates is the common stock, par value, $0.001 per share (the "Common Stock"), of NanoSensors, Inc., a Nevada corporation (the "Issuer" or the "Company"). The name and address of the principal executive office of the Issuer is 1800 Wyatt Drive, Suite #2, Santa Clara, CA 95054.

Item 2.           Identity and Background

(a) Name: This statement on Schedule 13D (this "Statement") is being filed by Dr. Ted L. Wong (the "Reporting Person").

(b) Residence or business address: The residence address of the Reporting Person is 663 Spruce Drive, Sunnyvale CA 94086.

(c) The present principal occupation and the name, principal place of business, and address of any corporation or other organization in which such employment is conducted by Reporting Person is Chief Executive Officer, President and Director of the Issuer, located at 1800 Wyatt Drive, Suite #2, Santa Clara, CA 95054.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the Untied States.

Item 3.           Source and Amount of Funds or Other Consideration

         The Reporting Person acquired the securities in private placement transactions directly with the Company. These securities were purchased by the Reporting Person with his personal funds. On December 23, 2003, the Reporting Person acquired 2,200,000 shares of common stock.

Item 4.           Purpose of Transaction

         The Reporting Person holds his shares of Common Stock for general investment purposes.

            The Reporting Person does not have any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 2,200,000 shares of Common stock. Such number of shares of Common Stock constitutes approximately 10.7% of the issued and outstanding shares of Issuer's Common Stock based on the number of shares of Issuer's Common Stock outstanding as of January 12, 2005.

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of Common Stock of the Issuer. The Reporting Person currently beneficially owns the securities of the Issuer as follows:

      (i)   2,200,000 shares of Common Stock.

(c) Except as described in Item 5(a), the Reporting Person has not effected any transactions in the Issuer's Common stock during the past sixty days.

(d) To the Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Person reported on herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference in this
Item 6. The Reporting Person has a relationship with respect to the securities of the Issuer by virtue of his role as sole director, President and Chief Executive Officer of this Issuer. In this capacity, the Reporting Person has the power to vote and to direct the vote, and the power to dispose or to direct the disposition of securities of the Issuer. Except as otherwise disclosed in this
Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Materials to Be Filed as Exhibits

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 20, 2006


                                         By: /s/ Ted L. Wong
                                             -----------------------
                                             Ted L. Wong